

June 10, 2015

Via E-mail
Steven Montross
President and Chief Executive Officer
CPI Holdings I, Inc.
10368 West Centennial Road
Littleton, CO 80127

> **Re:** **CPI Holdings I, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2015**
> **CIK No. 0001641614**

Dear Mr. Montross:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements included in the filing in compliance with Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period completed of March 31, 2015. Additionally, please update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, dilution, pro forma information, and MD&A.

2. We note your acquisition of EFT Source, Inc. and its financial statements as of and for the period ended September 2, 2014. Please provide us with your analysis under Rule 3-05 of Regulation S-X and SAB Topic 1(J) as it pertains to the acquisition and tell us whether all required financial information has been adequately provided in the registration statement or revise your next amendment accordingly.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Our Business, page 1

4.   Please include your net income and related margin as the comparable GAAP measure wherever the non-GAAP measures "adjusted EBITDA," "pro forma adjusted EBITDA" and related margin and other profitability measures are disclosed to balance your profitability discussions. Please make similar changes throughout the filing.

5.   Please revise your disclosure on page 2 to reflect that you are closing, or have closed, the Petersfield facility in the United Kingdom and make conforming revisions, as necessary, throughout the prospectus (see, e.g., the "Overview" disclosures on pages 53 and 82).

EMV Conversion in the United States, page 2

6.   Please disclose the average selling price of the EMV cards and the average selling price of the magnetic stripe cards that the EMV cards are replacing.

Our Market, page 3

7.   We note your disclosure that consumer payments have shifted over the last several decades from paper-based media to card-based media and electronic methods, and we further note your belief that the long-term trend of card-based payments replacing cash and checks will continue. Please balance your disclosure by addressing whether you have any beliefs or expectations with regard to electronic payment method trends.

Risks Associated with our Business, page 9

8.   Please add to this list the risks associated with your indebtedness. In this regard, we note on page 14 that your total long-term debt stood at approximately $179 million as of December 31, 2014. Please make conforming revisions, as necessary, to your risk factor disclosure beginning on page 17.

9.   Please tell us what consideration you gave to including in this list the risks associated with technological obsolesce due to new or developing technologies, such as electronic payment methods.

Preferred Stock Redemption, page 9

10.   Please revise your disclosure to clarify that the company will be liable for the debt
        incurred in order to make the preferred stock redemption payment to the preferred stock
        holders and that proceeds from the IPO will be used to satisfy such debt.

Risk Factors

If we fail to introduce new technology solutions and products in a timely manner, our technology
solutions and products could become obsolete or irrelevant, which could adversely affect our
business, page 17

11.   Please expand your disclosure regarding the risks associated with the rise in the adoption
        in wireless payment systems and mobile payments. In doing so, please address your
        experience to date and why wireless payment systems and mobile payments could make
        physical cards less attractive as a method of payment. In this regard we note your
        disclosures about mobile payment products on pages 80 and 81.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013, page 61

12.   From pages 2 and 3, we note that EMV cards may sell for five to ten times the average
        selling price of the magnetic strip cards and Dual-Interface EMV cards typically sell at a
        significantly higher price point than Contact EMV cards. Please expand in your next
        amendment to quantify and discuss the underlying drivers behind the changes in sales in
        greater details (e.g. average selling price, volume and/or mix).

Liquidity and Capital Resources, page 65

13.   We note your disclosure that the increase in cash provided by operating activities was
        primarily attributable to the increase in net income and a non-cash expense. Please
        expand your discussion to disclose the material factors that impact the comparability of
        operating cash flows in terms of cash and quantify each factor indicated so that investors
        may understand the magnitude of each. Your discussion should focus on factors that
        directly affect cash, and not merely refer to net income, which is recorded on an accrual
        basis. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for
        guidance.

14.   Please address your intention to redeem the Series A Preferred Stock and the impact of such redemption on your liquidity and capital resources.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

15.   You recorded a debt expense credit of 100,000 in 2014 compared to a bad debt expense of $650,000 in 2013. Your bad debt expense decreased despite a 308% increase in the write-offs of your accounts receivable from $320,000 in 2013 to $986,000 in 2014. In addition, your accounts receivable allowance decreased from $1.4 million or 4.3% of your accounts receivable in 2013 to $272,000 or .6% of your accounts receivable in 2014. Your bad debt expense and your allowance for bad debts decreased despite an increase in your accounts receivable days outstanding from 58 days in 2013 to 61 days in 2014. Please discuss in the next amendment the reasons for your decrease in bad debt expense and your allowance for bad debts despite an increase in accounts receivable written-off and increase in the number of days your accounts receivable were outstanding.

Impairment Assessments of Goodwill and Long-Lived Assets, page 68

16.   Your customer relationship assets comprised 22% of total assets at December 31, 2014. You disclose on page F-15 that customer relationships are amortized over weighted-average useful lives of 20 years. Based on this and other disclosures it appears that you are amortizing your customer relationships intangible assets on a straight-line basis. Please disclose in the next amendment your amortization method for definite-lived intangible asset and if you use a straight-line method tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for your customer relationships. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraphs ASC 350-30-35-6 and ASC 350-30-35-9.

Executive Compensation, page 102

17.   Please disclose the material terms of the awards to your named executive officers in 2014 under your incentive compensation program, as well as on the special bonus paid to Mr. Montross, including in each case as applicable a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Please refer to Item 402(o) of Regulation S-K.

Principal and Selling Shareholder, page 112

18.   Please identify the natural person or persons who exercise sole or shared voting and or dispositive powers over the securities held by the Tricor funds. Please refer to Regulation S-K Compliance and Disclosure Interpretation 240.04, which is available on our website, for more information.

19.   Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

20.   Please revise the table to include all shares beneficially owned by your directors and named executive officers pursuant to Item 403(b) of Regulation S-K. In this regard, we note that footnote two indicates that shares that are beneficially owned have been excluded from the table.

        You may contact Stephen Kim, Assistant Chief Accountant, at (202) 551-3291 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3338 with any other questions.

                                            Sincerely,

                                            /s/ Dietrich A. King for

                                            Dietrich A. King
                                            Assistant Director

cc: Arlene K. Lim, Esq.